Lucy’s Water World Inc
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa # 707, Beijing, China 101318
775-851-7397 or 775-201-8331 fax

United States Security & Exchange Commission Division of Corporate Finance Attn: Reid Hooper 100 F Street, N.E. Washington, DC 20549	March 5, 2012

Re:
Lucy’s Water World Inc.
Registration statement on Form S-1A3
File No: 333-179012

Enclosed is our response to your comments of February 28, 2012.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Corey Chiu
Corey Chiu
President

February 28, 2012

Via E-mail

Corey Chiu
President, Director
Lucy’s Water World, Inc.
No. 39 Shuangyu St, Houshayu, Shunyi District Arcadia Villa #707
Beijing, China 101318

Re:	Lucy’s Water World, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 23, 2012
File No. 333-179012

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.
We note your response to comment 1 in our letter dated February 9, 2012. However, please revise your disclosure throughout your prospectus to reflect your changes. We note inconsistent disclosure on the prospectus cover page and in the Plan of Distribution section.

Response: revised

Prospectus Cover Page

2.
We note your response to comment 4 in our letter dated February 9, 2012. Your disclosure throughout the prospectus incorrectly references “registered securities.” Please clarify that your shares may only be resold in registered transactions prior to one year elapsing from the Company no longer being considered a “shell company.”

Response: revised

Corey Chiu
Lucy’s Water World, Inc.
February 28, 2012

Product and Services Offered, page 2

3.
We note your response to comment 8 in our letter dated February 9, 2012. However, we still note disclosure in your prospectus on pages 10 and 13 stating that your shares will be listed, rather than quoted, on the OTCBB. Please revise.

Response: revised

Risk Factors, page 5

We need additional capital to develop our business, page 7

4.
We note your responses to comments 9 and 16 in our letter dated February 9, 2012. Please revise this risk factor disclosure to address that you do not expect to receive the balance of $36,201 to be paid by your founders for the purchase of its founders’ shares until June 2012. Discuss why you believe it will take until June 2012 to be paid. Please also address any potential uncertainty surrounding future funding from your founders pursuant to the verbal loan agreement given the delay in payment by your founders for the purchase of the founder shares. We note your disclosure that you believe the only source of future funding that would be “realistic” is through the verbal loan agreement with your president, Corey Chiu.

Response:  revised

Because company’s headquarters are located in Beijing..., page 9

5.
We note your response to comment 13 in our letter dated February 9, 2012. Please revise this risk factor to state that, historically, China has not protected a company’s intellectual property to the same extent as the United States.

Response: revised

Description of Business, page 15

6.
Please clarify your response to comments 17 and 18 in our letter dated February 9, 2012. Your supplemental response indicates that you are newly-formed “to help market the current products being offering in China.” Clarify the significance of your operations to date and your primary business going forward. Provide a more detailed description of Beyo so investors can better assess the significance of this business partner.

Response: revised

Corey Chiu
Lucy’s Water World, Inc.
February 28, 2012

Financial Statements

Statement of Operations, page F-3

7.
We note your response to our prior comment 20 from our letter dated February 9, 2012. However, given that you issued 50,000,000 shares in September 2011, explain how your weighted average number of shares outstanding could be only 1,598,333 for the period from September 14, 2011 to October 31, 2011. Please provide a schedule showing your calculation of the weighted average number of shares outstanding.

Response: – the amount shown as weighted average shares outstanding is correct. 50,000,000 were issued on 10/31/11.

Comment 8 – the audit report date is correct (November 8, 2011) as that was the date they finished their audit and the financial statements were issued.

Report of Independent Registered Public Accounting Firm, page F-1

8.	We note your response to our prior comment 21 from our letter dated February 9, 2012. Please clarify why the audit report date was changed from January 23, 2012 to November 8, 2011.

Response: the audit report date is correct (November 8, 2011) as that was the date they finished their audit and the financial statements were issued.